Evolving Gold Corp Signs Letter of Intent to Enter Into Exploration Lease
and Sublease with Newmont Mining Corporation

October 2, 2007, Vancouver, British Columbia: Evolving Gold Corporation (TSX-V:EVG) (OTCBB: EVOGF) (FSE: EV7) (the “Company”) is pleased to announce that it has signed a Letter of Intent to enter into an exploration lease and sublease agreement with Newmont Mining Corporation (“Newmont”) on certain properties owned or leased by Newmont in Elko, Eureka and Lander Counties in Nevada.

The Company’s President, Lawrence Dick, Ph.D., P.Geo., explains: “The proposed exploration lease and sublease with Newmont represent an unparalleled opportunity for Evolving Gold. Most of these properties are located in the prolific Carlin Gold Trend in Nevada which has produced over 60,000,000 ounces of gold.”

Quinton Hennigh, Ph.D., Evolving Gold’s V.P. Exploration, comments, “I have spent a good part of my professional career exploring the gold camps of Nevada. I welcome the opportunity to prove up the geological concepts I have refined over my many years of research and field work in the Carlin trend and other gold trends in Nevada”.

Under the terms of the proposed lease and sublease, Newmont will lease to Evolving its interest in certain unpatented mining claims and owned fee interests and will sublease to Evolving its interest in certain leased lands and leased unpatented claims, subject to a back-in right. The lease and sublease covers five separate “Project Areas”, identified as Carlin, Cottonwood Creek, Susie Creek, Boulder Valley and Sheep Creek.

Under terms of the proposed lease and sublease, Evolving would be required to make exploration expenditures within each Project Area in the aggregate amount of $US 3,500,000 over a period of five years, with 70% of such expenditures in direct drilling costs.

The initial $200,000 expenditure in each Project Area, with the exception of the Susie Creek Project Area, would be a firm obligation.

Beginning on the sixth anniversary of the proposed lease and sublease Evolving would be required to spend at least $750,000 in exploration expenditures in each Project Area or pay Newmont a rental of $10 per acre for such Project Area, escalating at 5% per year.

The proposed lease and sublease will include provisions for a 3% to 5% sliding scale net smelter returns royalty, less any underlying royalties with a minimum of 2%.

With respect to each Project Area, Newmont would have an option to enter into one or more joint ventures with Evolving and earn a 51% interest in the property by expending 200% of the exploration expenditures made by Evolving, and an additional 19% interest (for a total undivided interest of 70%) by expending an additional 150% of the exploration expenditures made by Evolving.

A brief summary of the exploration lands involved in the Evolving-Newmont agreement follows:

Boulder Valley

The Boulder Valley project area comprises approximately 10,700 acres of Newmont held surface and mineral rights and 1,600 acres of Newmont held lode claims on Bureau of Land Management lands covering a series of low, rolling hills approximately 2 miles west of the Genesis-Blue Star and Post-Betze mines of the northern Carlin Trend.

Carlin

The Carlin project area comprises approximately 5,300 acres of Newmont held surface and minerals and 2,200 acres of Newmont held lode claims on Bureau of Land Management lands lying between the Gold Quarry and Rain mines of the Carlin Trend.

Cottonwood Creek

The Cottonwood Creek project area comprises 1,800 acres of Newmont held lode claims on Bureau of Land Management lands lying approximately 3 miles northeast of the Gold Quarry mine. The property lies on the northeast flank of the Tuscarora Arch, a north-northwest-trending geologic anticline, directly opposite the Gold Quarry deposit which is situated on the southwest flank. Evolving plans to drill several 300-500m holes, testing for a potential “mirror” of the Gold Quarry deposit.

Sheep Creeks

Approximately 10,500 acres of Newmont held surface and minerals will be combined with Evolving Gold’s 38,000 acres of staked claims (Battle Mountain property) to form the Sheep Creeks project area. These lands lie approximately 25 miles north of the town of Battle Mountain, NV. All of the project area is covered by alluvium and volcanic rocks, but gravity data suggest basement rocks lie at reasonably shallow depth under several blocks. Evolving geologists believe these gravity anomalies may represent “pieces” of the Carlin Trend rocks that have become disarticulated during Miocene extensional tectonism. If so, they could represent a large area of un-tested ground. Evolving plans to drill a series of vertical, 300-500m deep holes in several strategic areas to test this concept.

About Evolving Gold Corp

Evolving Gold Corp is an emerging exploration and development company focused on building value through the acquisition and exploration of prospective gold properties, primarily in the southwestern United states, and in particular, Nevada, New Mexico, and Wyoming. Prior to the Newmont Agreement, Evolving had acquired, by staking and option from third parties, approximately 70,000 acres of prospective gold exploration lands. Our objective is to leverage the track record of our experienced and successful team of geosciences and financial professionals towards the goal of discovering new precious metals deposits within the gold-rich districts of the SWUnited States. For more information on Evolving Gold’s exploration projects and approach please visit www.evolvinggold.com.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Webmasters: Please update Evolving Gold Corp on your site. We are now listed on the TSX-V, symbol EVG.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF